Exhibit 99.1

SciSparc: MitoCareX Confirms Potential Significant Role of its Drug Target in Non-Small Cell Lung Cancer

The discovery was demonstrated by utilizing genetic manipulations and 3D spheroid systems, mimicking the main features of human solid tumors

TEL AVIV, Israel, July 22, 2024 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) (the "Company" or "SciSparc"), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, announced that MitoCareX Bio Ltd. ("MitoCareX"), the Company’s venture with Dr. Alon Silberman that focuses on drug discovery and development of cancer therapeutics by targeting the mitochondrial SLC25 protein family, has validated the potential significant involvement of its target SLC25 carrier protein, using Non-Small Cell Lung Cancer (“NSCLC”) cells with diverse genetic backgrounds. MitoCareX demonstrated the discovery by utilizing genetic manipulations and 3D spheroid systems, mimicking the main features of human solid tumors.

NSCLC is the most typical form of lung cancer and, according to ResearchAndMarkets.com, the NSCLC Market is projected to reach a value of $59.77 billion by the year 2030. Accounting for 80%-85% of all lung cancer cases globally, NSCLC has driven key market players to focus on continuous innovation and efficacy enhancement in therapeutics. This prominence is due to lung cancer’s status as one of the most common cancers worldwide, contributing to a significant number of global deaths.

Previously, MitoCareX Bio had virtually screened millions of small molecules by using its computationally advanced drug discovery platform, which includes its proprietary MITOLINE™ algorithm. Following the successful virtual screening campaign, MitoCareX identified several small molecules that could potentially be used for anti-cancer treatments.

By utilizing the extensive virtual data generated, MitoCareX is working towards creating a predictive AI model. This model is expected to enable MitoCareX to navigate broader chemical spaces more efficiently, with the goal of uncovering more novel anti-cancer small molecule scaffolds that target its SLC25 protein of interest.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds’ oil-based products on Amazon Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the potential significant role of MitoCareX’s drug target in NSCLC, the projected size of the NSCLC market, and that MitoCareX’s AI model is expected to enable MitoCareX to navigate broader chemical spaces more efficiently, with the goal of uncovering more novel anti-cancer scaffolds that target its SLC25 protein of interest. Historical results of scientific research and clinical and preclinical trials do not guarantee that the conclusions of future research or trials will suggest identical or even similar conclusions. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the SEC on April 1, 2024, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com
Tel: +972-3-6167055